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                    September 10, 2021

       Kenneth Tuchman
       Chief Executive Officer
       TTEC Holdings, Inc.
       9197 South Peoria Street
       Englewood, Colorado 80112

                                                        Re: TTEC Holdings, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            File No. 001-11919

       Dear Mr. Tuchman:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Trade & Services